UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)

Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F
Form 20-F ☑ Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934
Yes ☐ No ☑

[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
PRESS RELEASE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA
(Registrant)

Date September 21, 2004	By:	/s/ Rochiman Sukarno

(Signature) Rochiman Sukarno Head of Investor Relation Unit

PRESS RELEASE

No.Tel.693/PR000/UHI/2004

ANNOUNCEMENT TO THE SHAREHOLDERS REGARDING STOCK SPLIT

Jakarta, 21 September 2004, We hereby announce that the Company’s Annual General Meeting of Shareholders held on July 30, 2004 (the “AGMS”) has approved, amongst others, the proposed split of the nominal value of the Company shares from Rp.500 (Five Hundred Rupiah) to Rp.250 (Two Hundred Fifty Rupiah) per share, and also approved the amendment to Article 4 paragraph 1 and 2 of the Articles of Association of the Company. The AGMS’ resolution in connection with the amendment to the Articles of Association of the Company has been restated in the Deed of Resolution No.26, dated July 30, 2004, made before Dr. A. Partomuan Pohan, S.H., LL.M., Notary in Jakarta.

Such amendment has been reported to the Department of Justice and Human Rights of the Republic of Indonesia as stated in the Letter of Acknowledgement No.C-19935 HT.01.04.TH.2004 dated August 9, 2004, and registered in the Company Register at the Company Registry Office of Bandung (Kantor Pendaftaran Perusahaan Kota Bandung) under registration No.427BH.1011/IX/2004 dated August 6, 2004.

In light of the aforementioned, the Company wishes to implement the split of the nominal value from Rp.500 (Five Hundred Rupiah) to Rp.250 (Two Hundred Fifty Rupiah) per share (the “Stock Split”) based on the following schedule and procedures:

No.	Activities	Date
1.	Last trading day for shares with the old nominal value of Rp.500 per share on the Regular Market and Negotiated Market	September 27, 2004
2.	First trading day for shares with the new nominal value of Rp.250 per share on the Regular Market and Negotiated Market	September 28, 2004
3.	Last settlement date for transactions of shares with the old nominal value of Rp.500 per share on the Regular Market and Negotiated Market	September 30, 2004
4.	Determination of shareholders and securities account holders entitled to the Stock Split results (Recording Date)	September 30, 2004
5.	Trading period for shares with the old nominal value of Rp.500 per share on the Cash Market	September 28-30, 2004
6.	Last trading day for shares with the old nominal value of Rp.500 per share on the Immediate Market *)	September 29, 2004
7.	• Last settlement date for transactions of shares with the old nominal value of Rp.500 per share on the Immediate Market *)	September 30, 2004
• First trading day for shares with the new nominal value of Rp.250 per share on the Immediate Market *)
8.	• Distribution of share with the new nominal value of Rp.250 resulting from the Stock Split to the securities account holders recorded at KSEI.	October 1, 2004
• Shareholders holding scrip shares start submitting request for exchanging old collective shares certificate with new shares certificate
9.	First trading day for shares with the new nominal value of Rp.250 per share on the Cash Market	October 1, 2004
10.	First day for transaction settlement of shares with the new nominal value of Rp.250 per share	October 1, 2004

*)	Number 6 and 7 from the table only apply for shares trading on the Immediate Market (Pasar Segera) in the Surabaya Stock Exchanges

Note:

	1.	For shareholders whose shares are already registered in the collective custody with PT Kustodian Sentral Efek Indonesia (“KSEI”), the Stock Split will be exercised based on their securities account balance as of September 30, 2004. On October 1, 2004 the amount of shares resulting from the Stock Split will already be included in the relevant securities account balance.

	2.	For shareholders whose shares have not yet been registered in the collective custody with KSEI (scrip shares), the request for exchanging old collective shares certificate for new collective shares certificate can be submitted starting on October 1, 2004 at PT DATINDO ENTRYCOM, Wisma Diners Club Annex, Jl. Jend. Sudirman Kav.34-35, Jakarta 10220 (Telp.021-5709009; fax: 021-5709026).

ROCHIMAN SUKARNO
Head of Investor Relations

For further information please contact:

Investor Relations Unit
Phone: 62-21-5215109
Fax: 62-21-5220500
E-mail: investor@telkom.co.id
Website: www.telkom-indonesia.com